SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

Canadian Pacific Railway Limited

(Name of Issuer)

Common Shares

(Title of Class of Securities)

13645T100

(CUSIP Number)

Stephen Fraidin

Steve Milankov

Pershing Square Capital Management, L.P.

888 Seventh Avenue, 42nd Floor

New York, New York 10019

(212) 813-3700

with a copy to:

Alan Sinsheimer

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 29, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13645T100

1	NAME OF REPORTING PERSON Pershing Square Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,940,890
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,940,890
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,940,890
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)	This calculation is based on 153,021,661 common shares, no par value (“Common Shares”), of Canadian Pacific Railway Limited outstanding as of February 26, 2016 as reported in the Issuer’s 10-K filed on February 29, 2016 (the “10-K”).

CUSIP No. 13645T100

1	NAME OF REPORTING PERSON PS Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,940,890
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,940,890
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,940,890
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(2)	This calculation is based on 153,021,661 Common Shares outstanding as of February 26, 2016 as reported in the 10-K.

CUSIP No. 13645T100

1	NAME OF REPORTING PERSON William A. Ackman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,940,890
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,940,890
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,940,890
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(3)	This calculation is based on 153,021,661 Common Shares outstanding as of February 26, 2016 as reported in the 10-K.

This Amendment No. 14 relates to the Schedule 13D filed on October 28, 2011, as amended prior to the date of this Amendment (as so amended, the “Original 13D”), by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”), (ii) PS Management GP, LLC, a Delaware limited liability company (“PS Management”) and (iii) William A. Ackman, a citizen of the United States of America (together with Pershing Square and PS Management, the “Reporting Persons”), relating to common shares, without par value (the “Common Shares”), of Canadian Pacific Railway Limited, a corporation organized under the Canada Business Corporations Act (the “Issuer”). Capitalized terms used but not defined herein shall have the meaning set forth in the Original 13D.

Item 4. Purpose of the Transaction.

Item 4 of the Original 13D is amended and supplemented as follows:

On March 1, 2016, the Issuer filed base shelf prospectuses permitting it to sell Common Shares and other specified securities (and permitting the Reporting Persons to sell Common Shares) from time to time by way of prospectus offerings. The Reporting Persons have no current plan to sell Common Shares, but they reserve the right to do so or to take such other actions with respect to their investments in the Issuer as they deem appropriate, as further elaborated in the Original 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original 13D is amended and supplemented as follows:

In connection with the Issuer’s filing of base prospectuses on March 1, 2016 as described in Item 4, the Issuer entered into a registration rights agreement with Pershing Square on behalf of the Pershing Square Funds that is filed as Exhibit 4.2 to the Issuer’s Form S-3 filed on March 1, 2016. That agreement is incorporated by reference into this Item 6 as if restated in full herein.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Original 13D is hereby amended and supplemented by adding a reference to the following exhibit:

Exhibit	Description

99.1	Registration Rights Agreement, dated February 29, 2016, between the Issuer and Pershing Square on behalf of the Pershing Square Funds (incorporated by reference to Exhibit 4.2 of the Issuer’s Form S-3 filed on March 1, 2016)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 29, 2016

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

By: PS Management GP, LLC, its General Partner

By	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC

By	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
William A. Ackman

EXHIBIT INDEX

Exhibit	Description

99.1	Registration Rights Agreement, dated February 29, 2016, between the Issuer and Pershing Square on behalf of the Pershing Square Funds (incorporated by reference to Exhibit 4.2 of the Issuer’s Form S-3 filed on March 1, 2016)